Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Texas United Bancshares, Inc.

Commission File No. 0-49928

Additional Information About the Prosperity – Texas United Transaction

In connection with the proposed merger of Texas United into Prosperity, Prosperity will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the shareholders of Texas United. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Prosperity and Texas United seeking their approval of the proposed transaction. We urge investors and security holders to read the Registration Statement on Form S-4 and the joint proxy statement/prospectus included within the Registration Statement on Form S-4 and any other relevant documents to be filed with the Securities and Exchange Commission in connection with the proposed transaction, because they contain important information about Prosperity, Texas United and the proposed transaction.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (when available) and other related documents filed by Prosperity and Texas United with the SEC through the SEC’s website at www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is (281) 269-7199. Documents filed with the SEC by Texas United will be available free of charge by directing a request by telephone or mail to Texas United Bancshares, Inc., 109 N. Main Street, La Grange, Texas 78645. Texas United’s telephone number is (979) 968-7294.

Participants in the Prosperity – Texas United Transaction

Prosperity, Texas United and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies in favor of the merger from Prosperity’s shareholders and Texas United’s shareholders. Information about Prosperity’s directors, executive officers, and members of management is set forth in the proxy statement for Prosperity’s 2006 Annual Meeting of Shareholders filed with the SEC on March 17, 2006. Information about Texas United’s directors, executive officers, and members of management is set forth in the proxy statement for Texas United’s 2006 Annual Meeting of Shareholders filed with the SEC on April 24, 2006.

Forward Looking Statements

The remarks by our management on the conference call set forth in the following transcript contain forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to the risk that the businesses of Prosperity and Texas United will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; revenues following the merger may be lower than expected; deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; the ability to obtain regulatory approvals of the merger on the proposed terms and schedule; the failure of Prosperity’s or Texas United’s shareholders to approve the merger agreement; continue to provide products and services that appeal to our customers; access to debt and equity capital markets we may be limited or not available; and our sales objectives may not be achieved. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in Prosperity’s most recent Annual Report on Form 10-K and other reports and statements is has filed with the SEC.

On July 21, 2006, Prosperity Bancshares, Inc. (“Prosperity”) held a conference call to discuss the second-quarter 2006 earnings of Prosperity. A copy of the transcript of the call follows:

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

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Prosperity Bank’s Second Quarter Earnings Call

July 21, 2006

10:30 am CT

Conference Coordinator:	Welcome to today’s teleconference. At this time all participants are in a listen only mode.

Later there will be an opportunity to ask questions during our Q and A session. Please note that this call may be recorded. I will now turn the program over to Mr. Dan Rollins. Mr. Rollins you may begin.

Dan Rollins:	Thank you. Good morning ladies and gentlemen. Welcome to Prosperity Bancshares Second Quarter 2006 Earnings conference call.

This call is being broadcast live over the Internet at www dot Prosperity Bank TX dot com, and will be available for replay at the same time for the next few weeks.

I’m Dan Rollins, President and Chief Operating Officer of Prosperity Bancshares. And here with me today is David Zalman, Chairman and Chief Executive Officer, H.E. Tim Timanus, Jr., Vice Chairman and David Hollaway, our Chief Financial Officer.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

We are pleased to have Don Stricklin, President and Chief Executive Officer of Texas United Bancshares on the call with us this morning also.

David Zalman will lead off with a review of the highlights of the second quarter of 2006. He will be followed by Mr. David Hollaway who will spend a few minutes reviewing some of our recent financial statistics.

Tim Timanus will discuss our lending activities including asset quality. I’ll provide some information on our proposed merger with Texas United Bancshares, and an update on the status of our recently completed acquisition of SNB Bancshares.

I will also provide some information on our loan and deposit mix. And finally, we will open our call for questions.

During the call, interested parties may participate live by following the instructions that will be provided by our call moderator. Or you may e-mail questions to Investor dot Relations at Prosperity Bank TX dot com.

I assume you have all received a copy of this morning’s Earnings announcement. If not, please call (Whitney Rowe) at 281-269-7220 and she will fax a copy to you.

Before we begin, let me make the usual disclaimers. Certain of the matters discussed in this presentation may constitute forward-looking statements for the purposes of the Federal Securities laws, and as such may involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of Prosperity Bancshares to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Additional information concerning factors that could cause actual results to be materially different than those in the forward-looking statements can be found in Prosperity Bancshares’ filings with the Security and Exchange Commission, including forms 10-Q and 10-K and other reports and statements we have filed with the SEC.

All forward-looking statements are expressly qualified in their entirety by these cautionary statements. Now let me turn our call over to David.

David Zalman:	Thank you Dan. I would like to welcome and thank everyone for listening and participating in our Second Quarter conference call this morning. Obviously, we have a lot of big news to talk about with the proposed merger of Texas United Bancshares.

However, I do not want this good news to overshadow a great second quarter and the success our team has posted for the quarter.

I am very pleased to report that the second quarter of 2006 was another record quarter for our company. Some of our success of this quarter include organic loan growth exceeding 15% on annualized basis.

Record earnings, we are in $15.9 million in the second quarter compared to $12.2 million for the same period in the prior year, an increase of 30.2%.

We reported diluted earnings per share of 48 cents for the second quarter of 2006. And that’s compared to 44 cents for the same period in the prior year.

The non interest income was up 16.2%. Our return on average assets for the three months ended June 30, 2006 was 1.4%. Our return on average common

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

shareholders equity for the three months ended June 30, 2006 was 10.15%. And return on tangible shareholders equity for the same period improved to 34.81%.

Our efficiency ratio was 47.2% for the three months ended June 30, 2006. Considering the merger of SNB Bancshares was completed on the first day of the quarter, we are very pleased with this number.

Asset quality remains very strong with non performing assets to average earning assets ending at a very low .03% or three basis points.

When we look back at the past quarter, I find myself particularly excited and proud of our team and our bank. The majority of the operational integration with Southern National Bank was completed shortly after we completed the transaction on April 1, 2006.

The addition of the former SNB location in the fast growing Fort Bend County should provide excellent opportunities for our team going forward. In fact, Money Magazine recently named Sugar Land the third best place to live in the United States.

Strong loan growth, holding deposit rates in line, keeping expenses low and the rapid integration of Southern National Bank all contributed to a very successful quarter.

I would be remiss if I did not thank Harvey Zinn, Dan Agnew and the entire team of former Southern National bankers for their help and cooperation in making this a very successful merger.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

And now I’m very excited to talk about the partnership of Prosperity and Texas United Bancshares.

Before I discuss the strengths of the proposed merger, I would first like to say a few words about our experiences over the last few weeks as we visited many of Texas United’s banking centers during our due diligence.

The bankers we met from La Grange to Dallas, Fort Worth were all very upbeat and professional. Their dedication to exceptional customer service was very evident and leads us to believe this partnership will be very successful.

I would like to thank Don Stricklin and his team at Texas United for being so helpful and accommodated through the process. We look forward to a long mutually beneficial relationship with the directors, the associates and customers.

We believe that our teams will fit together very well. I’m also pleased that Don Stricklin will be joining Prosperity Bancshares board of directors as well as our Bank Board. (Don Tida) will be Vice Chairman and Executive Vice President of Prosperity Bancshares where he will become a member of our executive management team.

We believe the benefits of combining our organizations include creating a company with almost $6.5 billion in assets, resulting in the third largest independent Texas base bank. It increases our market capitalization to approximately $1.5 billion.

It’s accretive to gap and cash earnings per share within 12 months after operational integration with 20% cost savings. It’s relatively neutral to tangible book value.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

It improves our footprint in the Dallas and Austin. And it provides market entry to Fort Worth and the Bryan College Station market. It gives us the number 11 deposit market share in Texas.

Our combined franchise will have 131 banking centers in Texas. The number three position of brick and mortar branches among independent Texas banks. The pricing of the transaction is consistent with other bank deals in metropolitan markets in Texas.

We feel there would be a low execution risk. And it combines two dedicated and talented teams with a demonstrated track record of success.

As we look forwar (sic), our modeling suggests that our full year 2006 earnings will fall within the range of a $1.92 and $1.94 cents per diluted share.

Our modeling assume relatively stable or moderately higher interest rate, along with our belief that we will not experience some tragic event around the world that may cause economic uncertainty.

In closing I would like to say again how excited I am about our financial performance last quarter, the success of our integration of Southern National. Our proposed merger with Texas United and the growth in Prosperity I see for us going forward.

We are proud of our past. We intend to stay the course. We plan to continue our organic growth, and we plan to continue to pursue accretive acquisition. Our goal is to become the largest or one of the largest Texas base bank in five years.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Although we want to grow, we will not take our eye off the ball when it comes to asset quality and building shareholder value. We intend to continue growing loans, focusing on our customers, rewarding people that produce results, building shareholder value, and honor our service commitment by greeting the customer with a smile, calling the customer by name and finding a way to say yes.

Thanks again for your support of our company. Let me turn over our discussion to David Hollaway, our Chief Financial Officer to discuss some of the…

David Hollaway:	Some of the other high points in the quarter, net interest income increased to $36.6 million for the second quarter of ’06, a 28.5% increase over second quarter ’05, and a 25.3% link quarter increase.

These increases were primarily due to a 28.7 and 23.9% increase in average earnings assets respectively. And I would note that period end 2-Q loans as a percentage of earning assets was 57% compared to 50% at the end of the first quarter.

The net interest margin on a tax equivalent basis for the second quarter ’06 was 382 compared to the first quarter ’06 of 381. And kind of explanation here, this rate was a lot better than we projected and it’s kind of coming from three factors.

The first one was the additional improvement in the margin on the SNB portion of the business. Additionally, strong loan growth provided higher asset yields. And number three, generally, we weren’t as competitive on rates for new deposits.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

However, the flip side of holding deposit rates down is that overall organic deposit growth is muted here today. So what we’re looking at is going forward because of where the market is, we’re going to have to be more competitive in the market in terms of rates.

This should help our organic deposit growth, but that will potentially offset further margin expansion coming from loan growth.

Non interest income for the second quarter ’06 increased to $9.2 million, up 16.2% from second quarter ’05. And 19.4% from first quarter ’06. And I just point out within the non interest income category, the line item that says “Services Charges on Deposit Account,” which is our core – which are truly our core service charges from our deposits, that was up 13.9% to $7.2 million on a linked quarter basis.

Non interest expense for the second quarter ’06 was up 20.1% from the second quarter ’05. This reflects the increased operating cost associated with the additional banking centers acquired in the SNB acquisition.

The Southern National acquisition also impacted the link quarter increase of 24.1%. And as David mentioned earlier, it moved our efficiency ratio up from 46.8% in the first quarter to 47.2% this past quarter.

And with that, I’d like to turn over the presentation to Tim Timanus with some more detail on loans and asset quality.

Tim Timanus:	Thank you Dave. Non performing assets at quarter end June 30, ’06 totaled $1,171,000 or .05% of loans and other real estate, compared to $1,267,000 or .08% at March 31, ’06, and $2,738,000 or .18% a year ago at June 30, 2005.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

This represents a decrease of $96,000 in non performing assets from quarter end March 31, ’06 and a $1,567,000 decrease from the quarter ended June 30, ’05.

The 6/30/06 non performing asset total was comprised of $1,094,000 in loans and $77,000 in other real estate. Sixty-one percent of these non performing assets pertain to loans and the portfolios of banks acquired by Prosperity since January the 1st, 2005.

Net charge-offs for the three months ended June 30, ’06 were $206,000 compared to net charge-offs of $11,000 for the three months ended March 31, ’06. And net charge-offs of $115,000 for the quarter ended June 30, ’05.

The average monthly new loan production for the quarter ended June 30, ’06 was $100,000,000 compared to $66,000,000 for the quarter ended March 31, ’06. And $58,000,000 for the quarter ended June 30, ’05.

Loans outstanding at June 30, ’06 were $2,205,000,000 compared $1,561,000,000 at March 31, ’06. The March 31, ’06 loan total is made up of 43% fixed rate loans, 39% that adjust its prime move. And 18% that reset at specific intervals such as quarterly, semi annually or annually.

I’m now going to turn it over to Dan Rollins.

Dan Rollins:	Thanks Tim. I want to spend just a few minutes talking about this week’s announcement of our proposed merger with Texas United Bancshares. And then I will review the status of our recently completed acquisition of SNB Bancshares.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

As David mentioned, we are very excited about our future with Texas United Bancshares. We are viewing this as a four in one transaction. With four banks in their team, we will be able to properly schedule all four integrations over the next year to allow for the most efficient use of our time and our associate’s time, and to minimize any customer inconvenience.

Earlier this week, we were able to have supper with some of the senior managers from Texas United. I am confident that we will be able to achieve our goals with the strong leaders that TXUI added to our team.

As you know, we completed our acquisition of SNB Bancshares and its subsidiary bank, Southern National Bank of Texas on April 1. I’m pleased to report that the systems conversion was completed on schedule on May the 1st.

Today all six former Southern National Bank locations are operating as full service banking centers of Prosperity Bank. Our new partner is in Fort Bend County led by Dan Agnew, are doing a fantastic job of leading their team and taking care of our newest customers.

I’m very proud of our team of bankers. They are competing effectively in all of our markets and continue to grow our customer base.

We have a great team of customer focused bankers in Texas and continue to look forward to great things in our markets. Our organic or (unintelligible) store loan growth was 15.3% on an annualized basis for the quarter as David had mentioned.

And if you look at it for year to date, it’s approximately 10% organic growth for the first half of 2006 on an annualized basis. Our loan pipeline remains strong. And our team remains focused on producing results.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

On the liability side of the balance sheet, I’m pleased to report that we continued our progress towards our goal of rebalancing the deposit mix by growing non interest bearing deposits.

At June 30, 2006 non interest bearing deposits were 23.1% of our total deposits. Again, we are very proud of our team’s performance and are looking forward to future opportunities.

At this time, I think we’re ready to take calls. (Scylla)?

Conference Coordinator:	Great. At this time, if you would like to ask a question, please press star and 1 on your touchtone phone. You may withdraw your question at any time by pressing the pound key.

Once again, if you would like to ask a question, please press the star and 1 on your touchtone phone. We’ll take our first question from (Bret Rubatton) with (FT) and Midwest. Go ahead please.

(Bret Rubatton):	Hi gentlemen. Good morning.

Dan Rollins:	Hi (Bret).

(Bret Rubatton):	A couple of questions for you. First off, I heard you mention talking about being more aggressive on deposits. I know like City is paying 6% in Texas. How much more aggressive were you guys intending to be, and can you give us some deposit goals that you guys have for this year in terms of, you know, thinking about how much more aggressive you might be to grow the deposit base?

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

David Zalman:	Well (Bret), first of all, when we say that we’re going to be a little bit more aggressive, comparing it to paying 6% we’re really – we’re not even in that league so…

(Bret Rubatton):	Well, I just throw them out since they’re just, you know, off the chart (unintelligible).

David Zalman:	Yes, but when we’re talking about being more aggressive we’re talking about maybe raising six month CDs and one year CDs maybe by 25 basis points or something like that to be a little bit more aggressive.

We – our bank really has never gone for hot money. Again, we’ve always tried to create relationship banking. And again, we’re looking for a total relationship. We really don’t have a lot of customers with a dry relationship that what I would call just have a CD (unintelligible). That’s really not what we’re looking for.

But at the same time, we’re – in the past couple of quarters if somebody wanted us to raise and be more competitive by raising a quarter to a half we’ve not been – and I would say going forward for us to keep our deposits and not let it run off, we’ll have to be a little bit more aggressive on the CD rate because that’s really what we’re referring to, something like that.

David Hollaway:	We tell our team (Bret) that, you know, if somebody is looking for the highest rate in the market, we’re probably not the bank for them.

If somebody is looking for the absolute lowest loan rate in the market, we’re probably not the right bank. We’re relationship driven. We want the full benefits of both sides of the customers’ relationship.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

(Bret Rubatton):	Okay. That’s (unintelligible) on deposits.

On the lending side, obviously loans were very strong this quarter. I’m looking for if possible some additional color on – and if that was from pent up demand that you guys finally pushed through the tube so to speak, or can you give me additional color on the growth in the second quarter?

And if it’s logical from you guy’s perspective that double digit loan growth from here is probably a good number to use?

Dan Rollins:	I think we really didn’t do anything any different (Bret). You know, we’re still treating the customers the same way we’ve been treating, we’re treating the lenders the same.

There are more lenders on our team. You know, we’ve continued to add people into the fold. We’ve been pleased to add a couple of producers into our South Texas area in the last few months.

We continue to look for people that want to do relationship banking. I don’t know that it was pent up demand. I think it’s just, you know, sometimes you get it all at one time, sometimes you don’t.

We really don’t look quarter to quarter. The fact that the second quarter was higher than the first quarter is not really that important to us. The issue is we’re on target to hit the goals that we’ve set out there for ourselves.

I think when you look from a regional standpoint, you know, we are competing better in some markets than others. Dallas year to date, our loan growth in the Dallas market year to date is over 20% up.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

David Zalman:	Annualized?

Dan Rollins:	Annualized. Our – that’s right. Thanks Dave. Our loan growth in the Houston market year to date is up almost 18%. So when you look at the two major markets that we’re in, we’re seeing very strong loan growth in both of those markets.

But as we said before, we also cover some lower growth markets that pull the overall number back. So year to date we’re looking at a 10% loan growth number. I think that’s where we intend to be.

David Zalman:	(Brett), I’m David Zalman. I would also add that (unintelligible) Loan Committee. And I don’t think that this was a pent up demand. I just think that this is something that’s consistent. We have more lenders out in the field. We’ve been able to spend more time out there.

I think that we can continue this with one caveat. Probably the last three to four weeks, we spent a – again, we don’t hire teams to go out and do the due diligence. And we pull probably 30 to 40 of our top lenders out of the market, and had them doing due diligence with the Texas United deal.

So having said that, that will affect probably – possibly to affect next quarter to some degree. Let me just say that.

(Bret Rubatton):	Yes. Well I know the SNB (unintelligible) was not as involved as integrating First Capital, but the (unintelligible) at this quarter was excellent in the last – last question on securities.

Was just curious about cash flow in that portfolio going forward and, you know, obviously it sounds like we might expect the balance sheet growth to be

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

a little slower than your total loan growth going forward, i.e. you find a portion of your loan growth with securities.

David Zalman:	Yes. Again, our securities portfolio is generating anywhere from $3 to $400,000,000 a year in roll off. So we have plenty of liquidity and look forward to moving from a securities portfolio more toward a loan portfolio.

(Bret Rubatton):	Okay.

Dan Rollins:	Thanks for your questions.

(Bret Rubatton):	Okay. Great, thanks guys.

David Zalman:	Thank you.

Conference Coordinator:	Thank you. We’ll take our next question from (Adam Markstrom) with (unintelligible) Nicholas. Go ahead sir.

Dan Rollins:	Hey Adam.

(Adam Markstrom):	On (Bret’s) last point, I want to make sure I heard that right, $3 to $400,000,000 per year in cash flow run off, is that – or is that per quarter?

David Zalman:	That’s annually.

(Adam Markstrom):	That’s annually.

David Zalman:	Average.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

(Adam Markstrom):	Okay. Okay. Good. Let’s see, talked about the efficiency ratio and that bumped a little bit on a linked quarter basis I guess with SNB coming on. Do you anticipate that’s going to trickle down a little bit more in 3-Q or are we at a pretty good run rate here as far as efficiency goes?

David Hollaway:	I guess that’s kind of – if I rephrase the question, I guess, you know, what it really comes down to is how far along are we on the expense savings?

(Adam Markstrom):	Exactly.

David Hollaway:	(Unintelligible) and I – you know, Dan can jump in because this is his pet peeve. But I think there’s some more out there. And I think the number can move down maybe a little bit. But, you know, to say (unintelligible) going to move significantly, I don’t know that we could make that assumption.

Dan Rollins:	You know, yes, I agree. I think there’s a little bit there. But the facts are the Southern National transaction has been running ahead of schedule really since, you know, out of the box.

And we can attribute that to the fact that it was, you know, five or six locations all very close to us all right here in our backyard.

Great attitudes on the team that came across, and so I think we’ve been running ahead of schedule from a cost save perspective and an integration perspective on that transaction all the way up and down the line.

And you’re seeing that in our numbers. I think we’re close to there. There’s a little bit more improvement we can do, but I think we’re there.

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

(Adam Markstrom):	Okay. What about the service charge line, a nice increase linked where obviously that reflects SNB? But any differences in composition of deposit base?

In other words, if you looked at – you took deposit fees and divided that for deposits for both SNB and for Prosperity, would there be a significant difference in that number, i.e. was – did they have a higher fee structure or…

Don Rollins:	They had a much lower fee structure.

(Adam Markstrom):	Okay. Okay.

David Hollaway:	You know, and you can answer the question directly Dan. But let me just put some color into it is, you know, couple of observations on it is that fee income is just all the above lines increased dramatically. But what is really driving it is just – it’s just the end result of all these acquisitions and all the accounts that come with it.

That, you know, once we get them into our deposit relationship concept and start, you know, focusing in on the fee income side, they start generating this additional increase fee income.

So I think it’s just a natural thing. There’s nothing that we did differently this quarter. And some of it’s got to be seasonal.

(Adam Markstrom):	Right.

David Hollaway:	To go back and look, sometimes you get into the summer it tends to be a little bit more seasonal. But, you know, it’s just pure – you know, again, we’re

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

retail on the deposit side. We’re a retail bank basically, and that’s what you’re seeing.

(Adam Markstrom):	Okay.

Dan Rollins:	We said at the beginning, you know, we really don’t look at revenue enhancements to drive a number when we’re doing acquisitions. But we knew coming into the transaction that Southern National’s fee structure or fee income was relatively low compared to ours.

Their deposit base is a little different than ours, so, you know, it may never get to the same level that we are on their customer base and the type of customers that are out there. But we certainly think there’s room for improvement over the next six or nine months.

(Adam Markstrom):	Okay. And then on the credit front, any particular sectors you guys are potentially taking a closer look at or heightened attention to? I mean given your credit numbers, I would feel a little silly asking that question.

But nonetheless, I mean any areas that might be softening a little bit in your markets anywhere?

Tim Timanus:	This is Tim. We don’t really see any softness. When you ask about what areas we might be paying a little extra attention to, I would say the entire real estate security area would be one simply because prices of all real estate have continued to go up year after year for some time now.

And while we don’t see any evidence of any crack in the wall so to speak, anytime you see escalation in prices year after year on a continuing basis, you

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Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

have to periodically take a step back from it and ask yourself the question, you know, “Where are we and where is it going?”

So we do that on a consistent basis. We try to maintain our requirements for down payments and good credit and move forward in the process. But we are looking at real estate loans closely if that answers your question.

(Adam Markstrom):	Yes. Let me ask if I could just follow up and then I’ll hop off and let somebody else on. But residential real estate in Texas in general, I mean the appreciation rates have kind of trailed – certainly trailed some of the hotter markets just because there’s, you know, plentiful supply. Is there kind of a mismatch between that and commercial real estate?

Tim Timanus:	Well one could make that argument. We consistently see people from out of state coming to Texas to look at real estate be it commercial or residential. Because on a relative basis they see what you’re just describing, that prices seem to be less here.

The numbers are what they are. But even though they may be less compared to a place like California for example, they have been continuing to go up. So I don’t think that’s in and of itself an issue for us.

We continue to see a lot of activity in both the commercial and the residential sectors. And we don’t see any significant softening in either place.

But to say that the residential market here has a lot of upside just simply because it may be proportionately less to somewhere else in the country, I don’t know that that really holds true. I don’t think we would underwrite on that basis.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

(Adam Markstrom):	Okay. Thanks gentlemen. Good quarter.

Don Rollins:	Thanks (Adam), appreciate it.

Conference Coordinator:	Thank you. We’ll take our next question from (John Martino) with Cohen Brothers. Go ahead please.

(John Martino):	Morning gentlemen.

Dan Rollins:	Hi (John).

(John Martino):	Hey, a couple of questions here. You know, maybe you could outline for us, you know, which markets you saw to be the strongest. I know that, you know, you just mentioned there, Dan, the exceptional loan growth year to date in Dallas.

You know, just if you could maybe prioritize, you know, where you’re seeing the strongest growth and, you know, obviously no real weaknesses going on there in Texas.

But, you know, again, just a quick question, if you have any concerns in the market?

Dan Rollins:	Okay. You know, I think let me go back to what we talked about earlier. Year to date, we’re talking year to date loan growth not quarterly here.

(John Martino):	Got you.

Dan Rollins:	But year to date loan growth, Dallas is winning the charge for us at this point with north of 20% annualized loan growth. Houston is running at just a shade

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

under 18% annualized loan growth. Austin is running right at a little less than 10% annualized loan growth. The rest of the markets are running a little less than that.

When we look at it on the deposit side, the Houston market is growing deposits and we’ve had some changes in the balancing on our deposits as we’ve talked about locations. We look at, you know – remember, we run today 88 independent banks and we run 88 – each one of them sees their own balance sheet.

So the locations that have been interest bearing dollars or higher levels of CD deposits in the past, those locations may be seeing some of their deposits shrink a little bit because as David said, we’ve been holding the line on deposit rates.

Locations that are in more commercial markets are more transaction based markets, they’ve seen their deposits increase through this process as we’ve been working towards that. Does that answer your question (John)?

(John Martino):	Yes, sure does. Another question I would have is, you know, you gave the figure as far as loan production, you know, coming out of this quarter at about $100,000,000. If you could maybe share with us what the first quarter number was. I don’t recall that from the last call.

Dan Rollins:	Sixty…

David Hollaway:	The first quarter?

(John Martino):	Of ’06?

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

David Hollaway:	Number of ’06.

Dan Rollins:	First quarter ’06, I think it was $65 or $66,000,000.

Tim Timanus:	Sixty-six million.

Dan Rollins:	Sixty-six million a month versus $100,000,000 this month of this quarter.

Tim Timanus:	Right.

Dan Rollins:	That reflects more lenders on the team, you know, larger portfolio that Southern National brought to the team and improved production.

(John Martino):	Got you. And I’ll try to keep this just to two more short quick questions. You know, regarding the Texas United deal, you know, maybe you could characterize what type of opportunities you feel are in place for, you know, the new, you know, extension to the Dallas and Austin market as far as increasing your footprint there.

You know, where do you hope to, you know, benefit from other than just obvious deposit growth?

Dan Rollins:	Well shoot, you know, I think the Dallas market is, you know, the biggest change on our side. You know, we run from 11 offices in Dallas to 29 offices in Dallas. And we’ve great opportunity to improve our presence in the Dallas, Fort Worth (Metroplex).

You know, across the network up there, we pick up some great lenders in the Fort Worth market on the construction side. We pick up some great commercial lenders on the commercial side in Dallas.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

You know, they’ve got a fantastic team of leaders up there in that Dallas, Fort Worth area that we’re looking forward to partnering with.

When you look at the State Bank operation in South Texas, which includes the Austin market and their locations here in Houston, again, some great lenders. They’re producing great business and they’re doing business the same way we’re doing it. Don is on the line with us. Don you want to take a stab at that?

Don Stricklin:	Well I’m just thinking about that. You know, I think (John) we also to bring to the table some new markets like the Bryan College Station market that’s been a excellent loan market for us.

We have some strong lenders in Austin I think that will ratchet up the growth they’re already seeing in Austin. We have good complement in North Houston.

And that we haven’t really had a chance in Dallas to get all those banks up to speed as far as, you know, ability to generate more business. But what they were doing on their own is fairly significant.

So I think we bring a really good team of middle market, small commercial type lending in real estate to the team to complement the 11 locations that they already have there.

Dan Rollins:	Keep in mind (John), you know, this is July and it’s going to take us four or five months to get all this put together.

(John Martino):	Sure.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Dan Rollins:	But the opportunities in front of us are really bright.

David Zalman:	You might point out too Dan, (John), David, that Texas United has a 90% loan to deposit ratio or more. So it tells you that they really can help provide us and help take us to another level of loan deposit relationships too.

Dan Rollins:	Yes, let me talk about Texas United. I don’t know if everybody knows. We updated – if you have not been out to our Web site and pulled the investor presentation down about the Texas United/Prosperity merger, I would invite you to do that.

We updated that presentation today to include 6/30 numbers for both Prosperity and for Texas United. And, you know, there’s some very interesting information in there, if you also might want to pull the Texas United Earnings announcement for the quarter that came out recently.

Their margin expanded to a little over 5%, theirs being Don and Texas United. In the investor presentation we outlined the cost of deposits. There were some questions about that so we outlined that a little closer into the investor presentation.

But for the three months into June 30, the second quarter, cost of deposits here at Prosperity Bank was 229, 2.29%. That excludes our cost of any borrowing. That excludes our cost in any repose. That excludes our cost in any trust preferred.

We’re talking purely the blended cost of all deposits was 2.29. The blended cost of all deposits at Texas United, about $1.3 billion was 2.04. So you know, they’re running their bank very similar to the way we are or their banks I should say.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

They’ve got a great cost of funds. They’ve got a great loan machine. The opportunities in front of us are very bright.

David Zalman:	Dan let me also point out that as of June 30, ’06, our loan to deposit ratio was 60.6%. The loan to deposit ratio for Texas United Bancshares as of June 30, ’06 is 94.9%.

So when you combine those and look at those as a pro forma, the loan to deposit ratio combined takes us to about 69.7%, which is – if you’ve been following us for a long time, that’s a long way from the 35 and 40% that we were at not that long ago.

Don Stricklin:	Hey Dan – Dan can I say one more thing?

Dan Rollins:	Sure.

Don Stricklin:	(John) also, you know, funding is starting to be a problem for Texas United because we’ve maintained the same pricing philosophy that Prosperity is maintaining now.

We’re relationship oriented. You know, we don’t go out and pay up on CDs just to say we have the, you know, the best CD rate and trying to grow that part of the business.

When you look at our deposit base, you can see our DDA balances are pretty significant on the balance sheet. So what we’ve been doing as a strategy is we’ve been borrowing on a short term basis on seven day advances, primarily from the Federal Home Loan Bank and Fed Fund lines.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

The Fund is loan demand. So I think the beauty of this merger is we’re going to be able to absorb some of the liquidity and the funding capacity that Prosperity has.

And obviously (unintelligible) those borrowings are pretty expensive. And even in spite of that we’ve been able to increase the margin at the same time.

Dan Rollins:	Thanks Don. Don brought up a very good point, you know, looking at the deposit mix. The deposit mix at Texas United, they’re running 28-1/2% free money or non interest bearing DDA to our 23% non interest bearing money.

So you can see they’re doing a very good job of balancing their deposits. (John) we appreciate your support.

(John Martino):	Thank you.

Conference Coordinator:	Thank you sir. We’ll go next to the side of (Jennifer Demba) with SunTrust Robinson Humphreys. Go ahead ma’am.

(Jennifer Demba):	I was wondering a few questions. First, for David Hollaway. David given that you guys are going to be raising your deposit rate slightly here in the second half of the year, what kind of margin compression are you expecting?

David Hollaway:	Yes, I mean, and that’s kind of what we’re, you know, kind of giving the pieces to it. That’s kind of what we were trying to get to. Obviously my crystal ball is not as sharp as it needs to be because when we looked at end of first quarter, you know, our model said, you know, we’d mid 70s, high, 370 to the high mid 370s and we came in a little bit better.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

But what we’re trying to get the point across here is you can see when you’re modeling this out with loan growth and the re-pricing opportunities in our security bond portfolio that that’s a – those can be very positive things for our margin.

But really what we’re seeing today, and with the flat yield curve the way it is, I mean let’s reiterate, that’s a very challenging thing for financial institutions. And the going forward continues to last longer and longer.

And as somebody mentioned earlier, you know, the deposit pricing competition out there is just getting more and more aggressive from a lot of these mom and pop shops and other type non financial institutions.

We can’t just sit on the sidelines and just ignore what the market’s doing. Now as David said earlier, no way we’re going to be the leader in paying rates on the deposits, that’s not going to happen.

But this is a long winded answer to say that we do think we’re going to be a little bit more proactive on the deposit side. And that’s going to offset a lot of this tremendous benefit we’re getting on the asset side.

And so as David had given guidance from an EPS perspective, what that would all infer when you put it in a model and go back, is what you’re looking at for the rest of this year is we think that that margin is going to be pretty stable.

It might move a couple of basis points one way or the other. It’s truly dependent on what the loan growth will be going forward, and what we’re doing on the deposit side.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

David Zalman:	And we’re really hoping Dave – (Jennifer) we’re really hoping that as our securities re-price at $300,000,000 a year, that will really help offset the increase in the rates that we’re paying on the CD because here as you can see our book equivalent yield on the bond portfolio is about 4.6, 4.5.

And so we’re picking up and a reinvestment there maybe 100 basis points where we may be just rating a CD maybe 25 basis points.

So we’re hoping. We realize there’s a lot more re-pricing on the CD than the securities, but the difference is quite dramatic too.

Dan Rollins:	Thanks (Jennifer).

(Jennifer Demba):	I have a couple of other questions.

Dan Rollins:	Okay.

(Jennifer Demba):	If that’s okay. Wanted to ask Don Stricklin why he chose to seek a merger partner right now?

Don Stricklin:	Okay. Well obviously if you look at our first quarter and our second quarter, the strategic plan that we laid out a couple of years ago is working. So it’s not something that we had to do.

But at the same time, I was given direction by the board back in ’02 when we became a public company that, you know, we’re going to do what’s best for the shareholder, and obviously they aligned my interest for that same fact.

Back in November, first part of last year we were doing – or this year when we were doing some strategic planning, we started looking at our capital

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

levels, which we had strained pretty well with the last three acquisitions that we put together.

And our investment banker, you know, advised us to kind of look around for, you know, some strategic partners to align with, at least explore that option.

He had a long relationship with Prosperity and I had known David Zalman for ten years and he said, “You know, I’ve sold this company, I’ve sold Prosperity four or five banks all to management teams that are still there.” “That they – when they joined them in the merger, and everybody I liked that I talked to after they joined them have been very happy.”

And so we started having some conversations with David and Dan. And the more I looked at it, the more I realized how much our companies were alike. (Unintelligible) as far as customer service and at the beginning David talked about people, talked about customer service and employees.

And when you spend time with someone over the last 90 days, and you get to know them and you see the similar philosophies, after putting the banks together and looked at the footprint, know from a perspective of the shareholder it made sense.

And from a customer standpoint it made sense. And from our employees it made sense. So it was just something we felt like it was the right time to do. And we wanted to keep it in Texas and this was the best choice we think for everyone. And a real win, win situation.

(Jennifer Demba):	Thank you. One more question. Dan your assumptions for accretion within the first 12 months after integration, I’m assuming that includes some exiting assemblage?

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Dan Rollins:	Yes, you know, when you look at what our past track record has been (Jennifer), you know, we’ve tried to exit any non performing assets through the process.

In this particular case, we don’t have an identified list that says this is what we’re going to do as we’ve done in the past. But I think you can certainly assume that certainly the non performing assets would be on the list that we would not want to bring across if possible.

(Jennifer Demba):	Thank you.

Dan Rollins:	Thank you.

Conference Coordinator:	Thank you. Our next question comes from (Bain Flack) with (KBW). Go ahead please.

Dan Rollins:	(Bain) how are you?

(Bain Flack):	I’m doing all right. Hey, I just had a quick question on – I guess with the closing of SNB to this quarter, was there any merger expense or anything sort of in a non-recurring nature in the expense line items this quarter?

David Hollaway:	When you talking about – when you say “non-recurring” I’m not sure – you mean just a one time charge or something?

(Bain Flack):	Either a one time charge or just expenses involved in an integration that wouldn’t necessarily be there for the remainder of the year.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

David Hollaway:	Yes. I don’t know that you could say that. I mean again, it’s kind of backing up. It’s just the overall expense carry, you know, from the acquisition itself. It’s (unintelligible) above lots of items that, as we go through with these acquisitions, you know, we start, you know, integrating them into the structure that we have in place.

So, you know, I don’t know that I could say there’s some specific item we could point to.

Dan Rollins:	I think when we look back (Bain), my guess is that, you know, you’re remembering when we did the First Capital transaction March a year ago. You know, in the first couple of months we had some excess travel expenses in particular in the process.

You know, they have 33 locations, 15 of those or more are down in the Corpus Christi area where we really didn’t have a presence. And we had a large number of people that we put up in hotels for, you know, weeks on end through that process.

That wasn’t the case here, you know. This is in our backyard. Our folks were staying at home doing their business, you know, right here. So I don’t think we had to expend some of those funds this time that we did last time.

(Bain Flack):	Okay. And I guess – I wanted to double check some numbers. I think I missed when you all were talking earlier. The (unintelligible) the loan production this quarter on a monthly basis, I thought I heard $100,000,000?

Dan Rollins:	That’s correct.

(Bain Flack):	Versus $66 last quarter?

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Dan Rollins:	Correct.

(Bain Flack):	Okay. And then I guess the last question is just with, you know, loan growth looking like its coming a little bit higher than traditionally that you all had on an organic basis.

The tax rate’s kind of been coming up over time at 34.4 I guess this quarter is what we’ve got.

Just kind of wondering, is that within the assumptions of the guidance? Is that kind of what you all are looking at at this level?

David Hollaway:	Yes, absolutely.

(Bain Flack):	Okay. Great, thank you.

David Zalman:	(Bain)?

(Bain Flack):	Yes.

David Zalman:	Congratulations on your new baby girl?

(Bain Flack):	Okay. Thank you very much.

Conference Coordinator:	Thank you. Our next question comes from the side of (Campbell Chaney) with Sanders Morris. Go ahead please.

(Campbell Chaney):	Good morning everyone.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

David Hollaway:	Good morning.

(Campbell Chaney):	David I was just trying to get the correct calculation of your net interest spread excluding your non interest bearing deposits. I came up with 3.09 down about 5 basis points for the quarter. Is that math right?

David Hollaway:	That sounds like you’re taking all interest expense over the base, right, not just deposits themselves?

(Campbell Chaney):	Correct.

David Hollaway:	Yes, that’s probably right. I think what’s probably impacting that, you know, if we back up, if you’re kind of looking at your notes, remember SNB had a lot of high cost money on their balance sheet.

(Campbell Chaney):	Right.

David Hollaway:	And we’re in that process of trying to rebalance that thing. You can’t get it all done in three months. We’ve done quite a bit of it. But when you’re looking at the balance sheet, that’s primarily the impact you’re seeing as we’re getting that part of our balance sheet reoriented here.

(Campbell Chaney):	Terrific. And then I guess this is for Don Stricklin and maybe Dan too. I’m looking at kind of how the companies are managed. Dan you mentioned earlier that you run your company with 88 different balance sheets.

Is Texas United managed the same way kind of with the silo approach where every branch is tracked the way that Prosperity does?

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

And if it’s not, could that become somewhat of a challenge to incorporate that into the operating model going forward?

Dan Rollins:	Don, I’ll let you go first.

Don Stricklin:	Okay. (Campbell) yes, especially on the State Bank side obviously because we’ve been operating as one bank longer in South Central Texas. The banks that we’ve purchased up in the (Metroplex), we have not had a chance to integrate them into our system yet.

And so we’re actually operating on four different back room systems. So each one – we have, you know, $230,000,000 banks and $130,000,000 bank and they’re on their own separate system, and they manage their P&L for the collective bank as well as on a branch level.

The P&L that we generate for each banking center at the State Bank side is similar to what Prosperity is doing. So, you know, obviously when we get them all into one back room, it will be their system. And I don’t think that’s going to be much of a challenge at all. I think it will be a very positive thing, so…

Dan Rollins:	And the banks in Dallas are again, very – you got five locations in one, six in another. So this is not foreign to what they’re used to seeing.

Don Stricklin:	No. No.

(Campbell Chaney):	Okay. I guess I was trying to get not so much the back office integration, but just the way the branch managers operate, are they going to – now that they’re going to be kind of having their own P&L, do they manage their

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

businesses if you will, a branch manager at Texas United as a separate business from a branch perspective like Prosperity does?

Dan Rollins:	Yes they do.

(Campbell Chaney):	Okay. So there shouldn’t be any cultural challenges, I guess is the way I would characterize it?

Don Stricklin:	No.

(Campbell Chaney):	Okay.

Don Stricklin:	And even the way Prosperity’s banking centers are set up and organized is very similar the way that ours is organized as well.

Dan Rollins:	That’s right. This is a good cultural people fit. That’s one of the things we’ve spent quite a bit of time on. You know, I was talking a minute ago. We had an opportunity – my days are running together here, to have dinner with 40 some odd folks from Texas United I guess on Wednesday night in Austin.

And I think culturally this is a very good fit. They’ve got some great leaders. You know, we want to take care of customers. We want local decision makers. This will do well.

(Campbell Chaney):	I have one final, I guess clarification is when you talked about increasing your deposit rates in the back half of the year, is that more of a defensive position just to keep your current depositors there and keep attrition levels low?

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Tim Timanus:	This is Tim. Let me answer it this way. Obviously the overall level of deposit cost has been heading upward, especially in the CD area.

But our retail folks that are out there all day every day really dealing with the customers have historically done an excellent job of making those customers comfortable with the overall relationship that they have with us.

And as a result of that, we haven’t really been called upon so much to meet the highest rates in the communities that we serve. And we’re hoping and trusting that that’s going to be the case going forward.

Having said that, we obviously can’t ignore what occurs in the marketplace. And we do anticipate some additional cost. But if we’re successful going forward the same way that we have been historically, we really don’t think it’s going to be that big of an issue.

We think we can absorb it in our system. Really turn out to be any kind of a negative that…

Dan Rollins:	(Campbell) thanks for your support.

(Campbell Chaney):	Thanks a lot.

Conference Coordinator:	Thank you. Our next question comes from the side of (Brent Crist) with Fox Pitt. Go ahead please.

(Brent Crist):	Hey guys, a couple of quick questions. I guess first, on the loan to deposit ratio, going into this other (unintelligible) deal, I think you guys are somewhere down in the 57% range.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

And now it looks like pro forma after the Texas United, you’re going to be closer to 70%. And I think historically you’ve mentioned kind of targeting a 65 to 75% level.

How do you think about the use of securities to fund loans kind of over the near term before you get the Texas United deal?

And has your target changed in terms of (unintelligible) the deposit ratio?

David Zalman:	Busted. I guess it’s – you know, we’ve always said that really our goal would be to be somewhere between 65 and 75%. I think with this combination, we’re going to be close to 70%.

Even as (Jennifer) mentioned earlier, there will probably be some loans that may not get exactly what we want and there may be some roll off of that so that will give us some room.

But, you know, I think where we see it right now, our goal is still to be at 75%. And I think that that still gives us some room to grow. And I would think that the board of directors will probably revisit that number when we get to 75% and make a decision whether or not to go to 85% or not.

Dan Rollins:	Keep in mind though, you know, the move from 70% to 75% on a pro forma company, you’re talking about growing loans $300,000,000 or more to do that. So you know, you’re still talking a pretty big loan growth number to get there.

(Brent Crist):	Got you.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

David Zalman:	And you have to keep – you have to bear in mind also that as we grow the liability side of the balance sheet, that provides us additional money to make loans with also and keeps the ratio about the same.

(Brent Crist):	But all else being equal, there is still some leverage there to shift that mix even with the addition of Texas United, you can do it organically too?

Dan Rollins:	Absolutely.

(Brent Crist):	Okay. The next question is on the deal and kind of, you know, your thoughts or maybe how long this puts you on the sideline for in terms of potentially looking at more acquisitions.

David Zalman:	I guess that would be directed at me. I have to be careful because my guys have some duct tape right here.

But, you know, obviously this is one of our largest mergers that we’ve had. It will be one of our most challenging in my opinion, just simply because of the number of locations and the number of systems or computer systems that they’re on.

So, you know, to jump off tomorrow and say we’re going to do a real huge deal, I don’t think that would be possible.

At the same time you know that we are opportunistic if we feel that we have things under control. We will always look if there’s something out there.

But I’d have to say right now, our first and primary goal is to get this thing behind us, put it to bed and make sure that we feel comfortable before we jump off into something else.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Dan Rollins:	Remember (Brent) this is a four in one deal. You know, we’re getting really four acquisitions in one.

(Brent Crist):	Then my last question is just you mentioned accretion in 12 months. Is there anything more surrounding that that you could share with us in terms of quantifying that or, you know, talking about the timing of the cost savings?

Dan Rollins:	Yes. You know, I think if you look at timing of the cost savings that, you know, I think again, our crystal ball and our timing schedule never seems to be perfect. It would be nice if we were more than 48 hours past an announcement.

We’ve spent, you know, several weeks – several, many hours for the last few weeks kind of doing due diligence. But as we look forward, we really don’t have a lot of those plans finalized. You know, we’re beginning to talk about some of that.

But this really has to be a partnership. We’ve got to establish a partnership with the folks on the TXU side of aisle. And we’ve got to lay some of those schedules out so that we create the least disruption as possible for our customer base.

And I think when you look at that, you know, with four acquisitions, it’s going to take us longer to get our cost save number in line because there’s four acquisitions or four integrations to go through than had certainly took place here at Southern National.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Southern National, you know, probably two opposite situations. You’ve got, you know, five or six locations all right here close. You know, everything falls into place perfectly for us here.

If everything falls into place perfectly the way we would want at Texas United, it’s just going to take longer just because it’s spread and there’s four computer conversions and four operational integrations to put together.

(Brent Crist):	Sure. Thanks a lot.

Dan Rollins:	Thank you.

Conference Coordinator:	Our next question comes from the side of (Barry Carver) with (Stevens Incorporated). Go ahead please.

(Matt):	(Barry) had to step out. This is (Matt), I want to follow up on kind of the integration questions we’ve been talking about.

We consider kind of the integration of SNB kind of high risk given their balance sheet, what they had gone through the last few quarters before the announcement.

How would you classify the integration risk of Texas United comparing it to SNBT?

Dan Rollins:	Well I think, again, from an integration standpoint, from an operational integration standpoint I don’t think that the balance sheet integration we were looking at at the Southern National side the same way you were.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Operationally, Southern National again operated very similar to the way we operate. They had decision makers in the locations. You know, they take care of customers. Their customer service skills are fantastic.

So from an operational integration standpoint, and all five or six locations right here close to us, we view the Southern National transaction to be a less risk operational integration maybe than you did. You were looking at it from a balance sheet perspective.

I think we saw coming in that the balance sheet rebalancing was probably easier to do than maybe the street believed it to be.

And I think that the results that we’ve now posted kind of prove that up. From a Texas United standpoint, I don’t think we view this to be a high risk transaction, I think we view this to be a low risk transaction.

And again, the reason for that is, is you’ve really got four banks. And so when we talk about the four banks and the integration that we have to work through to integrate the four banks that are out there, three of those banks are in Dallas.

We’re already in Dallas, we have a presence there. We have good folks. You’ve already heard us say that Dallas is leading the charge on loan growth year to date for us with four relatively small banks up there. You know, those individual integrations should be relatively easy.

From the State Bank side, the biggest of the four banks on the Texas United side, that bank in itself is smaller than the First Capital transaction that we did a year ago.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

You know, First Capital had 33 some odd locations spread out all over. State Bank has 25 locations in Austin, Houston and in between those two.

So I think we see this as a relatively low risk play, it’s just going to take us longer to get there because we can’t do them all at one time. We’re going to have to stage them out over the months coming up.

(Matt):	Okay.

Dan Rollins:	That help (Matt)?

(Matt):	Yes, that helps. And back on organic loan growth for the second quarter. Can you give us an idea of how much of that organic loan growth was from the S&P – SNBT lenders that came on at the (unintelligible) quarter?

Dan Rollins:	Don’t think we have it broken it out by lenders that way. You know, when you look at the loan book from Southern National in our press release, you know, we started the quarter – or let me say it a different way. We ended the first quarter, SNB ended the first quarter with $598,000,000 give or take in loans.

And we ended the quarter with $585,000,000 in loans in that book. And I think we’ve said all along that, you know, in the first six months or so after an integration, you know, the expectation is not to see great growth there. The expectation is we’re playing defense.

And I think Dan Agnew and the lenders here from – the former Southern National lenders are absolutely doing a fantastic job. They are certainly producing business.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

They are producing business at a pretty good clip, but they’re playing more defense and trying to hold customers. And they’re not as focused on the growth side as they may have been in the past, which is exactly what we’ve asked them do. We think they’re doing fine.

David Zalman:	Dan we might add that we will have that number. But the bringing Southern National in wasn’t that long ago. And our focus at this point in time hasn’t been to break that down. But we will be doing that. We always do that.

And historically I would say that whenever we do a merger with somebody, historically the first year, the lenders have been more in a – more of a position to retain the business they have and solidify the customer relationships that they have.

We generally don’t see loan growth as – for the most part, from new acquisitions until after 12 months usually.

(Matt):	All right, thank you.

Dan Rollins:	Thank you (Matt).

Conference Coordinator:	We’ll take our next question from (John Ardstrom) with RVC Capital Market. Go ahead sir.

(John Ardstrom):	Good morning guys.

Dan Rollins:	Hey.

(John Ardstrom):	I hate to belabor the call here to keep it going, but just a couple of quick ones. Dan you talked about the four in one acquisition. What do you plan to do with

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

the name at Texas United? Do you change them all at once? Do you do it with your integration or how do you think through that?

Dan Rollins:	We typically do that with the integration. You know, it’s – again, the idea here is it’s very important that we have the – that we minimize disruption for our customers. And that’s just key critical for our process.

And so it could be disruptive if we’re trying to change names and not have our integration at the same time. So typically, the name process would roll in as we do each integration. That’s our past history.

Again, no decisions have been made on this process. You know, we really don’t even have our teams in place yet to make some of these decisions. But historically that’s what we’ve done.

(John Ardstrom):	Okay. And then just a bigger picture question on Texas (unintelligible), you guys keep your finger on the pulse of that I think as well as anyone.

And to the extent you can comment, is everyone acquired or do you expect (unintelligible) activity to pick up or slow or remain the same over the next 12 months? Any commentary would be helpful.

David Zalman:	Well if you listen to our past conference calls, and I try to imply or insinuate last time that there’s going to be a lot of deals coming down in Texas. And most of those deals that I know about have come down.

But I would tell you having said that, there’s still 700 banks in the State of Texas. And there’s still a lot of deals out there.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

There is a lot of – I would say there’s not as many big deals left, but smaller deals for ourselves we’ve probably walked away from two to four deals in this last quarter simply because we were working on this larger deal, which if we wouldn’t have had this, we probably would have went with some of the smaller deals.

So I would tell you that I think that there is still a lot of activity, it just may not be in the size that you’ve seen here in this last quarter.

(John Ardstrom):	Okay. Great, that’s helpful. Thank you.

Dan Rollins:	Thanks (John).

Conference Coordinator:	Thank you. Our final follow up question comes from (Adam Markstrom) with (unintelligible) Nicholas.

(Adam Markstrom):	Hi guys. Sorry to hop on here again. But just one quick follow up. So for the acquisition of TXUI, what – I was looking through the presentation. But what have you guys actually said for ‘07 earnings once they are merged in?

Is that going to be diluted for ‘07? Is it going to be flat or slightly accreted?

Dan Rollins:	No, the presentation shows that we believe it will be slightly accretive to ‘07 earnings.

(Adam Markstrom):	Okay. All right. And then secondly, David early on in the call you mentioned that you felt this deal presented low execution risk, and then later I guess you were pointing to a little bit more challenging given the size, the number of locations. And that you’re dealing with four back office systems.

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

I wonder if you could just sort of take a minute and reconcile those two thoughts?

David Zalman:	Yes. When I said the low execution risk, I guess when I think about execution risk, I think about execution risk as really is there – could there be a real problem in earnings or something that would be more global that could affect the model that we’ve been doing?

And so when I look at it from a global perspective, I don’t see that there’s much risk as far as, you know, putting the banks together. The balance sheets, there are people as mentioned earlier, they have banking center presidents like we do and lobby managers.

They let each bank kind of know what they’re doing like we do. So from a global standpoint, I don’t see that there’s the real (unintelligible) the risk of really messing up the balance sheet or messing up the model.

But on the other hand, as far as an operational integration, it still will be one of our most challenging just because of the number of locations they have and the different computer systems.

That’s kind of what I was trying – but I’m glad you asked the question. (Unintelligible) did clear things up too.

(Adam Markstrom):	Great, thank you very much.

David Hollaway:	Thanks.

Dan Rollins:	Thank you (Adam). Okay. Are we - (Scylla)?

PBTX

Prosperity Bank’s Second Quarter Earnings Call

Moderator: Dan Rollins

07-21-06/10:30 am CT

Conference Coordinator:	Hello sir, it appears at this time we have no further questions. I’ll turn it back over to you sir.

Dan Rollins:	Appreciate it. Thanks everyone. We certainly appreciate the support. Great questions this morning, we’ll look forward to talking to all of you all soon. Thank you for participating.

END